

Mail Stop 3720

November 15, 2007

**Via U.S. Mail and Fax**
Mr. William R. Shane
Chief Financial Officer
Stonemor Partners L.P.
155 Rittenhouse Circle
Bristol, PA 19007

      **RE:**    **Stonemor Partners L.P.**
              **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2006**
              **Filed March 19, 2007 and April 30, 2007, respectively**
              **File No. 0-50910**

Dear Mr. Shane:

      We have reviewed your supplemental response letter dated November 6, 2007 as well as the above referenced and related filings and have the following comments. As noted in our comment letter dated July 20, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for the year ending December 31, 2006

Segment Reporting and Related Information

1.    Please revise to show all required disclosures, as applicable, under paragraphs 25 through 31 of SFAS 131. For example, disclose the factors used to identify your reportable segments, including the basis of organization, as required by paragraph 26 of SFAS 131, and provide sufficient explanation on the basis on which the information was prepared. Another example, disclose total expenditures for additions to long-lived assets as required by paragraph 28(b).

2.    Furthermore, you must revise your MD&A to discuss the profitability measure of each segment consistent with those disclosed in your SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06). Revise or advise.

3. Please tell us if you considered whether an individual cemetery or funeral business constitutes a reporting unit.  Also, tell us whether goodwill, if any, is recoverable from its assigned reporting unit(s).  Refer to paragraph 30 of SFAS 142 and EITF Topic No. D-101.

4. Please tell us if you considered whether an individual cemetery or funeral business constitutes an asset group.   Also, specifically tell us in your response whether long-lived assets, if any, are recoverable from each of your asset groups.  Refer to paragraph 10 of SFAS 144.

5. We note you are considering restructuring your internal organization and management reporting systems, and upon implementation you will then revise your future segment reporting.  We remind you that management is in possession of all facts with respect to this matter and it is your responsibility to ensure that the Company's future segment disclosures fully comply with the guidance in SFAS No. 131.  We are not in a position to conclude on the adequacy of the disclosures you are considering making in future filings, the identification of your CODM in your reorganized structure, or your future identification of operating segments and reportable segments.

6. Tell us if the restructuring of your organization and internal management reporting systems will impact how you apply the guidance in SFAS No. 142 and SFAS No. 144, and if so, explain how in detail.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides all requested information.  Please file your response letter on EDGAR.  You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director